ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-282565 Dated April 28, 2025

Trigger Jump Securities with Auto-Callable Feature due on or about June 5, 2030

Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index

Principal at Risk Securities

This document provides a summary of the terms of the Trigger Jump Securities with Auto-Callable Feature (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity and you could lose up to your entire investment in the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying indices:	Nasdaq-100 Index® (Bloomberg Ticker: “NDX”) Russell 2000® Index (Bloomberg Ticker: “RTY”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Minimum investment:	$1,000.00 (1 security)
Coupon:	None
Pricing date:	May 14, 2025
Original issue date:	May 19, 2025 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	May 31, 2030, subject to postponement for certain market disruption events as described in the accompanying product supplement.
Maturity date:	June 5, 2030, subject to postponement for certain market disruption events as described in the accompanying product supplement.
Early redemption:

If the index closing values of all of the underlying indices on any determination date other than the final determination date are greater than or equal to their respective initial values, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption dates if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related determination date.

Payment at maturity per security:

If the securities are not automatically redeemed prior to maturity, you will receive at maturity a cash payment per security as follows:

￭ If the final index values of all of the underlying indices are greater than or equal to their respective initial index values:

$1,565.00

￭ If the final index value of any underlying index is less than its initial index value but the final index value of all of the underlying indices are greater than or equal to their respective trigger levels:

$1,000.00

￭   If the final index value of any underlying index is less than its trigger level:

$1,000.00 + ($1,000.00 × underlying return of the worst performing underlying index)

If the final index value of any underlying index is less than its trigger level, you will lose 1% for every 1% that the final index value of the worst performing underlying index falls below its initial index value and you could lose up to your entire investment in the securities.

Underlying return:	(final index value – initial index value) / initial index value
Trigger level: *	With respect to each underlying index, 80% of its initial index value
Initial index value: *	With respect to each underlying index, its index closing value on the pricing date
Final index value: *	With respect to each underlying index, its index closing value on the final determination date
Worst performing underlying index: *	The underlying index with the lowest underlying return
CUSIP/ISIN:	06418VRW6 / US06418VRW62
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$32.50 per stated principal amount
Estimated value on the pricing date:	Expected to be between $889.81 and $919.81 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000183988225024486/bns_424b2-13121.htm

*As determined by the calculation agent and as may be adjusted as described under “General Terms of the Notes — Unavailability of the Closing Value of a Reference Asset; Adjustments to a Reference Asset — Unavailability of the Closing Value of a Reference Index; Alternative Calculation Methodology”, in the accompanying product supplement.

Determination Dates*	Early Redemption Dates	Early Redemption Payment per security
May 21, 2026	May 27, 2026	$1,113.00
August 14, 2026	August 19, 2026	$1,141.25
November 16, 2026	November 19, 2026	$1,169.50
February 16, 2027	February 19, 2027	$1,197.75
May 14, 2027	May 19, 2027	$1,226.00
August 16, 2027	August 19, 2027	$1,254.25
November 15, 2027	November 18, 2027	$1,282.50
February 14, 2028	February 17, 2028	$1,310.75
May 15, 2028	May 18, 2028	$1,339.00
August 14, 2028	August 17, 2028	$1,367.25
November 14, 2028	November 17, 2028	$1,395.50
February 14, 2029	February 20, 2029	$1,423.75
May 14, 2029	May 17, 2029	$1,452.00
August 14, 2029	August 17, 2029	$1,480.25
November 14, 2029	November 19, 2029	$1,508.50
February 14, 2030	February 20, 2030	$1,536.75
May 31, 2030 (the “final determination date”	Not applicable – See “Payment at maturity per security” above

* Subject to postponement for non-trading days and certain market disruption events (as described under “General Terms of the Notes — Market Disruption Events” and “— Valuation Dates” in the accompanying product supplement).

HYPOTHETICAL PAYMENT AT MATURITY IF NOT AUTOMATICALLY REDEEMED

Change in Worst Performing Underlying Index	Payment at Maturity
+50.00%	$1,565.00
+40.00%	$1,565.00
+30.00%	$1,565.00
+15.00%	$1,565.00
0.00%	$1,565.00
-5.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-21.00%	$790.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-75.00%	$250.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement, prospectus supplement and prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement, underlier supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of significant loss at maturity; you may lose up to your entire investment.

▪The stated payout from the issuer applies only upon an early redemption or at maturity.

▪Your potential return on the securities is limited and you will not participate in any increase of the underlying indices.

▪Greater expected volatility with respect to the underlying indices generally reflects a higher return rate represented by the early redemption payments and fixed upside payment at maturity and a higher expectation as of the pricing date that the final index value of any underlying index could be less than its trigger level.

▪The securities are subject to reinvestment risk in the event of an early redemption.

▪You will not receive any interest payments.

▪The amount payable on the securities is not linked to the value of the underlying indices at any time other than the determination dates.

▪Owning the securities is not the same as owning the index constituent stocks.

▪You are exposed to the market risk of each underlying index.

▪Because the securities are linked to the performance of more than one underlying index, there is an increased probability that the securities on any determination date and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Indices

▪The level of each underlying index will be affected by various factors that interact in complex and unpredictable ways.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪The securities are subject to small-capitalization stock risks.

▪The underlying indices reflects price return, not total return.

▪Changes affecting the underlying indices could have an adverse effect on the market value of, and any amount payable on, the securities.

▪There is no affiliation between the respective index sponsors and BNS, and BNS is not responsible for any disclosure by such index sponsor.

Risks Relating to Estimated Value and Liquidity

▪BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.

▪Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.

▪BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates.

▪The securities have limited liquidity.

▪The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities.

▪The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.

Risks Relating to General Credit Characteristics

▪Payments on the securities are subject to the credit risk of BNS.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the index constituent stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪Activities conducted by BNS and its affiliates may impact the value of the underlying indices and the value of the securities.

▪The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.

▪BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.

Risks Relating to Canadian and U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Indices

For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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